Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-6 under the
Securities Exchange Act of 1934, as amended

Filer: Massey Energy Company
Subject Company: Massey Energy Company
Commission File Number: 001-07775

Issue 4 May 17, 2011 ALPHA + MASSEY INFO EXPRESS Alpha + Massey: Bettering Our Communities  As integration planning for Alpha and Massey continues, many similarities have come to light. One similarity is the extensive commitment made by each company to care for their neighbors and communities. Massey has long been known as a pillar in its communities. When Boone County, West Virginia recently experienced serious flash flooding, Massey’s Route 3 Environmental Crew pitched in to help with the clean-up. Approximately three inches of rain fell in 45 minutes. After the storm, the crew used their equipment to clear roads of mud and debris and clean yards and driveways of nearby residents. “We felt it was important to lend a hand and do all we could to help get the area back to normal,” said Craig Boggs, president of Elk Run Coal Company. “The people needed our help, and we had the manpower and equipment to do the job. It was something we wanted to do for our communities.”  Continues on page 2 Kevin Stanley, Alpha’s manager of Mergers and Acquisitions, talks to preschoolers about the importance of mine safety.  Vicky Stepp, a community volunteer, helps a young child select a gift from among the thousands of toys given away each year at Massey’s Christmas Extravaganza.  Integration:  Total Rewards  The process of integrating two large organizations takes many hours of work involving many people. The integration of benefits is no different. Donna Stettler, Alpha’s senior vice president of Total Compensation and Benefits, is working with representatives from the Alpha, Massey and Cumberland organizations. Together they are researching and analyzing existing Total Rewards programs, which cover health, welfare, retirement and compensation benefits.  “This is all about the employees. We want them to have the best benefits plan possible.”  Stettler has been involved in several integration efforts at other companies and is applying that experience to help streamline the process. “Our top priority is to ensure the continuity of benefits,” she says. “One of the main things we want people to know is that all benefit plans will be carried over on Day One. There will be no immediate change.” In fact, Stettler maintains that employees may not see changes to their benefit plans for many months, possibly not until the close of 2012. Following Day One, the team will continue to evaluate and compare all existing plans. “We’re committed to providing a solid foundation of Total Rewards programs that meet the needs of employees and their families,” says Donna.  Continues on page 3 New Executive Team Convenes for Leadership Summit:  The new Alpha executive leadership team met on May 11 for a day-long summit at the Southwest Virginia Higher Education Center in Abingdon, Virginia. The purpose of the meeting was for the leaders to get to know each other and share information in preparation for Day One and the future. The group participated in a number of presentations and discussions around the company’s strategy, vision, values and principles of effective leadership. The group also discussed the new operating model and leadership roles. Fundamental to the day was a discussion of Running Right and plans for deploying the program throughout the combined organization. Leaders also talked about planned integration activities for when the transaction closes and the following 100 days. Other items included a review of internal and external communications and activities surrounding events on the day the acquisition is completed, which is expected to be June 1.

Continued from page 1 Bettering our communities: Aside from being good neighbors, Massey supports hundreds of community causes, including athletic tournaments, the Massey Christmas Extravaganza, and various events with local volunteer fire departments. Massey’s Partners In Education program offers volunteer and financial support to schools throughout Appalachia. In all, Massey invests more than $1 million annually in neighborhood improvement programs, college scholarships, health care initiatives and other worthwhile causes. Like Massey, Alpha is firmly entrenched in its communities. When recent tornados ripped across parts of Southwest Virginia and Northeast Tennessee, Alpha was quick to lend a hand. The company gave $50,000 to the local American Red Cross to help with relief efforts. Employees also pledged personal gifts of more $6,000, which was also matched by Alpha. Each year, Alpha teams up with more than 700 unique community organizations to positively impact communities in the areas of education, arts and culture, social development and human services. The company supports numerous colleges with scholarships and research grants. Through its partnership with West Virginia University, Alpha recently donated $300,000 to fund the university’s energy and environmental sciences research. In 2010, Alpha invested more than $4 million in its communities.   Did you know?  Alpha is a proud sponsor of the Virginia Regional Coal Fair. This year’s display included more than 400 student projects showing how coal is formed, mined, transported and used in our daily lives. Massey is the first company and only company to win three of MSHA’s Sentinels of Safety awards in the same year. The award was established in 1925 by then-Secretary of Commerce Herbert Hoover and is the mining industry’s most prestigious safety award. Alpha plants half a million trees a year on reclaimed mine lands. Massey’s signature charitable initiative, the annual Christmas Extravaganza, has provided Christmas gifts to thousands of less fortunate children each year since it began in 2003. Alpha is researching the use of mined lands to serve as renewable resources that can produce plant material for bioenergy feedstock use.  Massey established the West Virginia Family Wellness Center, one of southern West Virginia’s premier primary health care facilities, in 2005 to provide Massey families with comprehensive medical services including lab work, x-rays, and cardiac testing. EMPLOYEE SPOTLIGHT:  RUNNING RIGHT: In Their Own Words This section features employees describing their own personal Running Right experiences. Philip Sholes, heavy equipment operator.  “My goal is to get more people to participate in the safety observation process.”  Tell us about yourself.  I’ve been working at the Erbacon Plant near Erbacon, WV for 18 years. I started in the coal lab and worked my way around the mine. I’m currently a heavy equipment operator at the plant. I became a safety champion in January of this year. What does running right mean to you? It’s trying to do the job safely and productively. It’s basically doing everything you can to eliminate or drastically reduce your accidents or violations. It’s doing things the right way with no shortcuts.  Is Running Right always an easy sell?  Some people bought into the process immediately, while some people did not. It takes time to understand the purpose of Running Right and the observation cards. If you can approach the process as a means to a successful end, then it works. We are in this together, and that’s what this is all about. Has Running Right changed the way your facility operates? It’s made a huge impact. It’s made it a better place to work. People are really working together for a common cause. We want to work hard and do what’s right so we can return to our families at the end of our shifts. What would you tell people about Running Right? The big catch phrase is, be your brother’s keeper. You watch my back and I’ll watch your back. Everyone is working together and watching out for each other. Doing this together, we can do anything. The proof is in the fact that many of our mines are routinely recognized for their safety and no lost-time accidents. Would you like to be featured in the next Employee Spotlight? Please send us your own experience with Running Right, and we will contact you.

Preparing for day one: Sourcing Integration Making sure all mining operations have “the supplies and equipment they need to mine coal and produce and ship product” is the primary role of sourcing, says Mick Risdon, Alpha’s vice president of Strategic Sourcing and Materials. The Sourcing Department handles the acquisition and provision of everything from heavy equipment – such as dozers, road graders and haul trucks – to miners’ gloves and headgear. Trying to blend people and processes from two different sourcing departments is challenging, Risdon admits. “Our main objective is that there won’t be any changes on Day One in terms of how we operate,” he says. “And if some do occur, we hope those changes will all be within our department and would have no impact on either our suppliers or our internal customers.” Risdon’s integration team consists of sourcing personnel from the Alpha and Massey organizations who are working feverishly to pull off a “seamless transition” on Day One. Although sourcing also encompasses two other major areas – oversight of corporate facilities and management of planes and helicopters – the department’s purchasing and procurement function is by far the most complex in terms of preparation for the two companies coming together. The integration involves shifting responsibilities and using different processes for placing and filling orders. As a result, the sourcing integration team is anticipating possible changes and communicating those ahead of time. “By the transaction close, everyone will be briefed and trained to make sure they are comfortable with their responsibilities, as well as comfortable supporting the people with whom they will be working,” Risdon explains.  Continues on page 4 Total rewards: Continued from page 1  Total Reward:  What is the team’s biggest challenge? The greatest difficulty is the wide diversity of plans that currently exist, notes Stettler. “We’re having to gather information from various places and from various people, which makes it a long but thoughtful process.” Karen Sumner, Massey’s director of HR Benefit Programs, says, “This process has been a great collaborative effort. Our cultures are very similar, and I am confident the outcome will be beneficial for all employees.”  From left to right, Sharon Andrews, supervisor, Health & Welfare, Angie Wilson, Benefits Administrator, Kristan Homa, Health and Welfare Plans Administrator and Donna Stettler, senior vice president, Total Compensation and Benefits meet to review the different Total Rewards programs. M+A Q&A  Q: Will vacation or time-off policies change?  A: Vacation and time-off policies will not change at the expected close on June 1. These programs will remain in effect until employees are notified otherwise. Q: Will the Flexible Spending Program change? A: No, Flexible Medical and Dependent Care Spending Programs will remain the same at close. All account balances will remain in place, and procedures for submitting claims will stay the same. You will receive information about future offerings during the benefits open enrollment for 2012 later this fall.  Q: Does Alpha plan to keep Massey Wellness Centers open? A: At this time, we expect to keep the Wellness Centers open. We’re even looking into expanding their use to support the combined organization going forward. Q: Will Massey’s 401(k) savings plan change? A: The 401(k) plans and accounts in place before the merger will remain the same after the merger. Employer contributions will continue as provided in the applicable existing Plan Documents and Summary Plan Descriptions (SPDs). All contact information, phone numbers and websites will remain the same for 401(k) plans. Any future changes to 401(k) plans or procedures will be communicated to affected employees well in advance. Q: Will time and attendance processes change? A: Employees will continue using the same time entry method and process for obtaining supervisor approval until notified otherwise. Do you have a question? If so, submit it to questions@alphanr.com. We may not have all the answers this early in the integration, but we are committed to sharing as much information as possible and providing details as decisions are made.

Continued from page 3  SOURCING INTEGRATION:  In terms of outside vendors, communicating any change in point-of-contact at either Alpha or Massey is also imperative. “What we have tried to do is make sure that everyone – both internally and externally – knows who is doing what so no disruptions occur,” Risdon says. Another important consideration involves ensuring that vendor contracts remain viable following the transaction close. Here, too, foresight and diligence have been crucial. Many hours have been spent reviewing contract documents to make certain all legal issues are resolved prior to Day One so business occurs as usual. What has been sourcing’s biggest integration challenge? All three companies – Alpha, Massey and Cumberland – use different technologies in terms of how they place and process orders with suppliers. “Our challenge is to have as little impact as possible on our internal customers and our external vendors as we go through that technology migration process, with the ultimate goal of eventually using the Alpha technology footprint across the company,” Risdon says.   West Virginia, Brooks Run North, Nicholas Energy, Mammoth, Green Valley, Rockspring, Independence, Kingston, Elk Run, Marfork, Logan County, Progress, Pax, Martin County, Delbarton, Stirrat, Long Fork, Kentucky, Sidney, Cobra/Callaway, Brooks Run South, New Ridge, Guyandotte, Virginia Energy, Enterprise, Paramount/DR, Knox Creek, Cumberland, Coal, Good, Massey, Alpha, Virginia, Massey Energy, Alpha Natural Resources Running Right. This newsletter is being distributed in both the Alpha and Massey organizations to provide updated news, announcements, and information about the integration.  Forward Looking Statements Information set forth herein contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties. Alpha and Massey caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Alpha and Massey, including future financial and operating results, the combined company’s plans, objectives, expectations (financial or otherwise) and intentions and other statements that are not historical facts. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Alpha or Massey stockholders to approve the transaction; the outcome of pending or potential litigation or governmental investigations; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; uncertainty of the expected financial performance of Alpha following completion of the proposed transaction; Alpha’s ability to achieve the cost savings and synergies contemplated by the proposed transaction within the expected time frame; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; general economic conditions that are less favorable than expected; changes in, renewal of and acquiring new long term coal supply arrangements; and competition in coal markets. Additional information and other factors are contained in Alpha’s and Massey’s filings with the Securities and Exchange Commission (the “SEC”), including Alpha’s and Massey’s Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s web site http://www.sec.gov. Alpha and Massey disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise. Important Additional Information and Where to Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Alpha has filed with the SEC a registration statement on Form S-4 (commission file number 333-172888), as amended, that includes a preliminary joint proxy statement/prospectus regarding the proposed merger. The registration statement was declared effective by the SEC on April 28, 2011, and a definitive joint proxy statement/prospectus has been mailed to Alpha and Massey stockholders on or about April 29, 2011 in connection with the proposed merger. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. You may obtain a copy of the joint proxy statement/prospectus and other related documents filed by Alpha and Massey with the SEC regarding the proposed merger as well as other filings containing information, free of charge, through the web site maintained by the SEC at www.sec.gov, by directing a request to Alpha’s Investor Relations department at Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, Attn: Investor Relations, to D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005 or to Massey’s Investor Relations department at, (804) 788 - 1824 or by email to Investor@masseyenergyco.com. Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, from Alpha’s website at www.alphanr.com under the heading “Investor Relations” and then under the heading “SEC Filings” and Massey’s website at www.masseyenergyco.com under the heading “Investors” and then under the heading “SEC Filings”. Participants in Solicitation Alpha, Massey and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger is set forth in the definitive joint proxy statement/prospectus filed with the SEC. You can find information about Alpha’s directors and executive officers in Alpha’s definitive proxy statement filed with the SEC on April 1, 2011. You can find information about Massey’s directors and executive officers in Amendment No. 1 to Massey’s annual report on Form 10-K filed with the SEC on April 19, 2011. You can obtain free copies of these documents from Alpha or Massey using the contact information above.